Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    23
Notes to the Consolidated Financial Statements    28

Dear fellow shareholders,

Q2 2025 Review

Sprott’s Assets Under Management (“AUM”) were $40 billion as of June 30, 2025, up 14% from $35.1 billion as of March 31, 2025 and up 27% from $31.5 billion as of December 31, 2024. Subsequent to quarter-end, as of August 1, 2025, AUM increased slightly to $40.1 billion.

During the quarter we benefited from market value appreciation across our product suite, driven by rising precious metals and uranium prices and improved performance in our managed equities segment. We also reported $1.2 billion in net sales during the quarter, concentrated largely in our physical trusts.

Net income for the quarter was $13.5 million ($0.52 per share), up 1% from $13.4 million ($0.53 per share) for the quarter ended June 30, 2024 and was $25.5 million ($0.99 per share) on a year-to-date basis, up 2% from $24.9 million ($0.98 per share) for the six months ended June 30, 2024. Our relatively flat net income performance in the quarter and on a year-to-date basis was primarily due to market value appreciation, positive flows, and carried interest and performance fee crystallizations being largely offset by new accounting requirements brought on by our new stock-based compensation program taking effect this year that requires us to use mark-to-market and graded vest accounting at a time when our stock price appreciated 54% in the quarter and 64% on a year-to-date basis. I encourage you to read page 12 of the Management Discussion and Analysis for more details.

Adjusted EBITDA was $25.5 million ($0.99 per share) for the quarter, up 14% from $22.4 million ($0.88 per share) for the quarter ended June 30, 2024 and $47.4 million ($1.83 per share) on a year-to-date basis, up 12% from $42.1 million ($1.66 per share) for the six months ended June 30, 2024.

Trade and Tariffs

As our market strategist Paul Wong wrote in one of his recent notes: “The global trade and inventory system for some metals is starting to break down due to geopolitical tensions, protectionist trade policies, and resource nationalism. This fragmentation is creating a new kind of scarcity, not the usual supply-demand kind, but a new dynamic formed by logistical and political frictions. The result is greater volatility in spreads, higher regional price differences, and a long-term premium on strategically essential metals. Prices may stay elevated even without significant changes in traditional supply-demand metrics because it's becoming harder for metals to flow freely around the world. A structural repricing of some metals is underway due to fractured trade, state-driven competition, and inventory systems that no longer rebalance smoothly.”

We have already seen this dynamic play out in gold and copper. Silver is now following suit with supplies of physical silver in London warehouses being rapidly drawn down, while platinum and palladium are becoming increasingly challenging to source.

2

Precious Metals

Precious metals continued to move higher during the second quarter as the U.S. dollar weakened amid global trade tensions. Gold gained 6% in Q2 and is up 26% on a year-to-date basis (as of July 28). Silver prices have broken out with the metal also rising 6% during the quarter and an impressive 32% on a year-to-date basis (as of July 28). Platinum and palladium prices have also seen dramatic increases, up 36% and 12%, respectively, in the quarter and 54% and 36% on a year-to-date basis (as of July 28).

Against this backdrop, our precious metals strategies continued to perform well. The Sprott Gold Equity Fund posted a gain of 15.5% for the quarter and is now up more than 47.4% on a year-to-date basis (as of July 28). In the first quarter of 2025, we launched two new precious metals ETFs: The Sprott Silver Miners & Physical Silver ETF (“SLVR”), and the Sprott Active Gold & Silver Miners ETF (“GBUG”), our first actively-managed ETF. We are very pleased with the response to these new offerings, which are our most successful ETF launches to date. SLVR has gained 61% since its inception in January and recently surpassed $160 million in assets. GBUG, which was designed to provide investors with access to our precious metals equity strategies in an ETF format, is up 33% since its inception in mid-February and has more than $50 million in assets.

Critical Materials

After drifting lower throughout 2024 and the first quarter of 2025, uranium prices firmed late in the second quarter. The Sprott Physical Uranium Trust (“SPUT”) completed two financings during the quarter, raising $226 million. These capital raises were supported by a broad range of investors including both SPUT and Sprott Inc. shareholders. Uranium equities performed well during the period, with the Sprott Uranium Miners ETF (“URNM”) gaining 48% in the second quarter. However, our uranium mining ETFs have seen outflows in recent months following investors profit-taking.

Outlook

Since my last letter, we have witnessed extreme volatility in all markets. A 20% correction in the S&P 500 Index followed by a full recovery to new highs in one quarter is extreme but not unexpected. Given American leadership’s obsession with creating a new headline at least daily, I would expect more of the same going forward. In the short term, who knows what comes next? Surely any prediction will be out of date by the time you read this letter. Longer term, all the trends in place before U.S. mid-term elections in 2026 remain and are accelerating. Debt and deficits continue to grow. The “Big Beautiful Bill” is projected to add over $3 trillion to the U.S. debt over the next 10 years. Conflicts in Ukraine and the Middle East are ongoing and the process of de-globalization continues via the “Groundhog Day” (continued extensions) / “Whack-a-mole” (send a letter) tariff announcements from Washington. Whether they are legal or not remains to be seen but they are being collected. While the markets have become desensitized to the headlines, the fact remains that tariffs are a tax, and a regressive one. Which is why they have historically failed.

At Sprott, we are pleased with how our balanced product offerings have performed year-to-date, providing our clients with both safe-haven and growth opportunities. Our AUM is currently at all-time highs, and investor allocations to our precious metals and critical materials strategies are steadily increasing, with $1.6 billion in net sales during the first half of 2025. Our financial performance has reflected the growth in our asset base as well as our commitment to carefully managing expenses while continuing to invest in growing the business.

As always, we are grateful to our long-term shareholders and are pleased to welcome several significant new shareholders. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and six months ended June 30, 2025

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated August 5, 2025, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at June 30, 2025, compared with December 31, 2024, and the consolidated results of operations for the three and six months ended June 30, 2025, compared with the three and six months ended June 30, 2024. The board of directors of the Company approved this MD&A on August 5, 2025. All note references in this MD&A are to the notes to the Company's June 30, 2025 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at June 30, 2025, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and six months ended June 30, 2024.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
Trust unit issuances and ETF unit ‘creations’
The primary manner in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market (“ATM”) transactions and, secondary public and private offerings; and (2) new 'creations' of ETF units.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Net fees are calculated as: (1) total management fees net of fund expense recoveries, fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

6

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024
Net income for the period	13,501	13,360	25,458	24,917
Net income margin (1)	21%	28%	23%	28%
Adjustments:
Interest expense	286	715	566	1,545
Provision for income taxes	5,359	5,438	9,154	9,201
Depreciation and amortization	637	568	1,178	1,119
EBITDA	19,783	20,081	36,356	36,782
Adjustments:
(Gain) loss on investments (2)	(2,703)	(1,133)	(4,237)	(2,942)
Stock-based compensation (3)	18,587	4,332	24,843	9,023
Foreign exchange (gain) loss	3,263	122	3,817	290
Severance, new hire accruals and other	32	—	84	—
Revaluation of contingent consideration	—	(580)	—	(580)
Carried interest and performance fees	(14,807)	(698)	(14,807)	(698)
Carried interest and performance fee payouts (4)	1,298	251	1,298	251
Adjusted EBITDA (5)	25,453	22,375	47,354	42,126
Adjusted EBITDA margin (6)	61%	58%	60%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Includes both internal and external carried interest and performance fee payouts.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(6) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($274) for the three months ended June 30, 2024 and ($735) for the six months ended June 30, 2024.

7

Business overview
Our reportable operating segments are as follows:

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business development and outlook
In the second quarter of the year, the Sprott Physical Uranium Trust ("SPUT") closed a $200 million bought deal financing and a $25.6 million non-brokered private placement.

At Sprott, we are pleased with how our balanced product offerings have performed year-to-date, providing our clients with both safe-haven and growth opportunities. Our AUM is currently at all-time highs, and investor allocations to our precious metals and critical materials strategies are steadily increasing, with $1.6 billion in net sales during the first half of 2025. Our financial performance has reflected the growth in our asset base as well as our commitment to carefully managing expenses while continuing to invest in growing the business.

Subsequent to quarter-end, as at August 1, 2025, AUM was $40.1 billion, up slightly from $40 billion as at June 30, 2025.

9

Results of operations
Summary financial information

(In thousands $)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Management fees	44,446	39,989	41,441	38,968	38,325	36,603	34,485	33,116
Fund expense recoveries	(327)	(279)	(280)	(275)	(260)	(231)	(241)	(249)
Fund expenses	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)
Direct payouts	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)
Carried interest and performance fees	14,807	—	2,511	4,110	698	—	503	—
Carried interest and performance fee payouts	(1,298)	—	(830)	—	(251)	—	(222)	—
Net fees	53,220	35,644	38,573	38,935	34,447	32,677	31,042	29,655

Commissions	1,725	286	819	498	3,332	1,047	1,331	539
Commission expense - internal	(180)	(52)	(146)	(147)	(380)	(217)	(161)	(88)
Commission expense - external	(779)	(47)	(290)	(103)	(1,443)	(312)	(441)	(92)
Net commissions	766	187	383	248	1,509	518	729	359

Finance income	1,213	1,402	1,441	1,574	4,084	1,810	1,391	1,795
Co-investment income	280	151	296	418	416	274	170	462
Less: Carried interest and performance fees (net of payouts)	(13,509)	—	(1,681)	(4,110)	(447)	—	(281)	—
Total net revenues (1)	41,970	37,384	39,012	37,065	40,009	35,279	33,051	32,271
Add: Carried interest and performance fees (net of payouts)	13,509	—	1,681	4,110	447	—	281	—
Gain (loss) on investments	2,703	1,534	(3,889)	937	1,133	1,809	2,808	(1,441)
Fund expenses (2)	3,478	2,511	2,998	2,488	4,100	2,546	2,641	1,832
Direct payouts (3)	3,187	1,654	2,537	1,630	2,039	1,678	1,666	1,560
Fund expense recoveries	327	279	280	275	260	231	241	249
Total revenues	65,174	43,362	42,619	46,505	47,988	41,543	40,688	34,471

Compensation	33,825	19,597	19,672	18,547	19,225	17,955	17,096	16,939
Direct payouts (3)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)	(1,560)
Severance, new hire accruals and other	(32)	(52)	(166)	(58)	—	—	(179)	(122)
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	(12,758)	(412)	71	(114)	(252)	(155)	(157)	79
Net compensation	17,848	17,479	17,040	16,745	16,934	16,122	15,094	15,336
Net compensation ratio	43%	47%	44%	46%	44%	47%	47%	50%

Fund expenses (2)	3,478	2,511	2,998	2,488	4,100	2,546	2,641	1,832
Direct payouts (3)	3,187	1,654	2,537	1,630	2,039	1,678	1,666	1,560
Severance, new hire accruals and other	32	52	166	58	—	—	179	122
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	12,758	412	(71)	114	252	155	157	(79)
Selling, general, and administrative ("SG&A")	4,825	4,127	4,949	4,612	5,040	4,173	3,963	3,817
Interest expense	286	280	613	933	715	830	844	882
Depreciation and amortization	637	541	600	502	568	551	658	731
Foreign exchange (gain) loss	3,263	554	(2,706)	1,028	122	168	1,295	37
Other (income) and expenses	—	—	—	—	(580)	—	3,368	4,809
Total expenses	46,314	27,610	26,126	28,110	29,190	26,223	29,865	29,047
Net income	13,501	11,957	11,680	12,697	13,360	11,557	9,664	6,773
Net income per share	0.52	0.46	0.46	0.50	0.53	0.45	0.38	0.27
Adjusted EBITDA (5)	25,453	21,901	22,362	20,675	22,375	19,751	18,759	17,854
Adjusted EBITDA per share	0.99	0.85	0.88	0.81	0.88	0.78	0.75	0.71
Total assets	439,429	386,131	388,798	412,477	406,265	389,784	378,835	375,948
Total liabilities	93,955	59,986	65,150	82,198	90,442	82,365	73,130	79,705

Total AUM	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159
Average AUM	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250
(1) Prior period net revenues includes revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; Q1 2024 - $465; Q4 2023 - $749; and Q3 2023 - $1,517.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

10

AUM summary
AUM was $40 billion as at June 30, 2025, up 14% from $35.1 billion as at March 31, 2025 and up 27% from $31.5 billion as at December 31, 2024. On a three and six months ended basis, we benefited from positive market value appreciation across the majority of our fund products and positive net inflows to our physical trusts. Subsequent to quarter-end, as at August 1, 2025, AUM was $40.1 billion, up slightly from $40 billion as at June 30, 2025.

3 months results

(In millions $)	AUM Mar. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	10,732	617	614	—	11,963	0.35%
- Physical Silver Trust	6,235	313	382	—	6,930	0.45%
- Physical Gold and Silver Trust	5,764	(26)	326	—	6,064	0.40%
- Precious Metals ETFs	518	70	103	—	691	0.29%
- Physical Platinum & Palladium Trust	196	104	53	—	353	0.50%
	23,445	1,078	1,478	—	26,001	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,262	233	941	—	5,436	0.31%
- Critical Materials ETFs	1,707	5	778	—	2,490	0.49%
- Physical Copper Trust	100	(1)	3	—	102	0.33%
	6,069	237	1,722	—	8,028	0.36%

Total exchange listed products	29,514	1,315	3,200	—	34,029	0.38%

Managed equities (3)	3,378	(61)	566	—	3,883	0.79%

Private strategies	2,185	(83)	27	—	2,129	0.84%

Total AUM (4)	35,077	1,171	3,793	—	40,041	0.45%

6 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,092	2,263	—	11,963	0.35%
- Physical Silver Trust	5,227	393	1,310	—	6,930	0.45%
- Physical Gold and Silver Trust	5,013	(188)	1,239	—	6,064	0.40%
- Precious Metals ETFs	354	113	222	2	691	0.29%
- Physical Platinum & Palladium Trust	168	118	67	—	353	0.50%
	19,370	1,528	5,101	2	26,001	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	233	341	—	5,436	0.31%
- Critical Materials ETFs	2,020	95	375	—	2,490	0.49%
- Physical Copper Trust	90	(1)	13	—	102	0.33%
	6,972	327	729	—	8,028	0.36%

Total exchange listed products	26,342	1,855	5,830	2	34,029	0.38%

Managed equities (3)	2,873	(54)	1,091	(27)	3,883	0.79%

Private strategies	2,320	(198)	7	—	2,129	0.84%

Total AUM (4)	31,535	1,603	6,928	(25)	40,041	0.45%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (53%), high net worth managed accounts (40%) and U.S. value strategies (7%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines

Management, carried interest and performance fees
Management fees were $44.4 million for the quarter, up 16% from $38.3 million for the quarter ended June 30, 2024 and $84.4 million on a year-to-date basis, up 13% from $74.9 million for the six months ended June 30, 2024. Carried interest and performance fees were $14.8 million in the quarter and on a year-to-date basis, up from $0.7 million for the quarter and six months ended June 30, 2024. Net fees were $53.2 million for the quarter, up 54% from $34.4 million for the quarter ended June 30, 2024 and $88.9 million on a year-to-date basis, up 32% from $67.1 million for the six months ended June 30, 2024. Our revenue performance in the quarter and on a six months ended basis was primarily due to higher average AUM on positive market value appreciation and inflows to our precious metals physical trusts. We also benefited from carried interest crystallization on the wind down of a legacy fixed-term exploration LP and performance fee crystallization in an active mining equities fund, both of which were housed in our managed equities segment.
Commission revenues
Commission revenues were $1.7 million for the quarter, down 48% from $3.3 million for the quarter ended June 30, 2024 and $2 million on a year-to-date basis, down 54% from $4.4 million for the six months ended June 30, 2024. Net commissions were $0.8 million for the quarter, down 49% from $1.5 million for the quarter ended June 30, 2024 and $1 million on a year-to-date basis, down 53% from $2 million for the six months ended June 30, 2024. Commission revenue decreased in the quarter and on a six months ended basis primarily due to last year's higher commissions earned on the physical copper trust offering and last year's higher ATM activity in our physical uranium trust.
Finance income
Finance income was $1.2 million for the quarter, down 70% from $4.1 million for the quarter ended June 30, 2024 and $2.6 million on a year-to-date basis, down 56% from $5.9 million for the six months ended June 30, 2024. Finance income decreased in the quarter and on a six months ended basis mainly due to last year's syndication activity in the first half of the year in our private strategies segment.

Key expense lines

Compensation
Net compensation expense was $17.8 million for the quarter, up 5% from $16.9 million for the quarter ended June 30, 2024 and $35.3 million on a year-to-date basis, up 7% from $33.1 million for the six months ended June 30, 2024. The increase in the quarter and on a six months ended basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 43% in the quarter (June 30, 2024 - 44%) and 45% on a year-to-date basis (June 30, 2024 - 45%).
Stock-based compensation was $18.6 million for the quarter, up $14.3 million from $4.3 million for the quarter ended June 30, 2024 and $24.8 million on a year-to-date basis, up $15.8 million from $9 million for the six months ended June 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
SG&A
SG&A expense was $4.8 million for the quarter, down 4% from $5 million for the quarter ended June 30, 2024 and $9 million on a year-to-date basis, down 3% from $9.2 million for the six months ended June 30, 2024. The decrease in the quarter and on a six months ended basis was primarily due to lower technology costs.

12

Earnings
Net income for the quarter was $13.5 million ($0.52 per share), up 1% from $13.4 million ($0.53 per share) for the quarter ended June 30, 2024 and was $25.5 million ($0.99 per share) on a year-to-date basis, up 2% from $24.9 million ($0.98 per share) for the six months ended June 30, 2024. Our flat net income performance was primarily due to a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year, largely offsetting much of the net income we otherwise generated on market appreciation and flows into our physical trusts and carried interest and performance fee crystallizations in our managed equities segment. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
Adjusted EBITDA was $25.5 million ($0.99 per share) for the quarter, up 14% from $22.4 million ($0.88 per share) for the quarter ended June 30, 2024 and $47.4 million ($1.83 per share) on a year-to-date basis, up 12% from $42.1 million ($1.66 per share) for the six months ended June 30, 2024. Adjusted EBITDA in the quarter and on a year-to-date basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts. However, offsetting these positives was our finance income being down due to last year's higher syndication fees and our net commissions also being down due to last year's physical copper trust IPO and higher ATM activity in our physical uranium trust.

Additional revenues and expenses
Investment gains were $2.7 million for the quarter, up from investment gains of $1.1 million for the quarter ended June 30, 2024 and on a year-to-date basis, investment gains were $4.2 million, up 44% from investment gains of $2.9 million for the six months ended June 30, 2024. Investment gains in the quarter and on a six months ended basis were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.6 million for the quarter, largely flat from the quarter ended June 30, 2024 and $1.2 million on a year-to-date basis, up 5% from $1.1 million for the six months ended June 30, 2024.
Balance sheet
Total assets were $439.4 million, up 13% from $388.8 million as at December 31, 2024. The increase was primarily due to higher cash balances from increased earnings and an increase in the value of intangible assets primarily from the strengthening of the Canadian dollar. Total liabilities were $94 million, up 44% from $65.2 million as at December 31, 2024. The increase was primarily due to higher stock-based compensation payable as a result of a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. Total shareholder's equity was $345.5 million, up 7% from $323.6 million as at December 31, 2024.

13

Reportable operating segments
Exchange listed products

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Management fees	32,202	26,901	60,386	51,545
Fund expenses	(2,033)	(2,107)	(3,871)	(3,864)
Net fees	30,169	24,794	56,515	47,681

Commissions	1,419	2,776	1,419	3,442
Commission expense - internal	(105)	(208)	(105)	(278)
Commission expense - external	(721)	(1,388)	(721)	(1,644)
Net commissions	593	1,180	593	1,520

Finance income	—	105	—	197
Co-investment income	—	29	—	29
Total net revenues	30,762	26,108	57,108	49,427
Gain (loss) on investments	145	1,479	1,104	2,297
Fund expenses (1)	2,754	3,495	4,592	5,508
Direct payouts (2)	105	208	105	278
Total revenues	33,766	31,290	62,909	57,510

Net compensation	5,165	4,252	10,063	8,438
Fund expenses (1)	2,754	3,495	4,592	5,508
Direct payouts (2)	105	208	105	278
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	3,083	—	3,145	—
SG&A	2,255	1,943	3,577	3,238
Interest expense	47	372	92	726
Depreciation and amortization	37	33	69	64
Foreign exchange (gain) loss	2,384	(87)	2,781	(341)
Other (income) and expenses	—	(580)	—	(580)
Total expenses	15,830	9,636	24,424	17,331

Income before income taxes	17,936	21,654	38,485	40,179
Adjusted EBITDA (4)	24,881	20,524	46,536	39,224
Adjusted EBITDA margin	81%	79%	81%	79%

Total AUM	34,029,131	25,606,477	34,029,131	25,606,477
Average AUM	31,732,088	25,783,331	29,788,418	24,705,316
(1) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(2) Includes commission payouts - internal. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
3 and 6 months ended
Income before income taxes was $17.9 million for the quarter, down 17% from $21.7 million for the quarter ended June 30, 2024 and was $38.5 million on a year-to-date basis, down 4% from $40.2 million for the six months ended June 30, 2024. The decline on a three and six months ended basis was primarily due to a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year, largely offsetting much of the earnings we otherwise generated on positive market value appreciation and inflows to our precious metals physical trusts. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. Our results were also impacted by FX losses in the period.
Adjusted EBITDA was $24.9 million for the quarter, up 21% from $20.5 million for the quarter ended June 30, 2024 and was $46.5 million on a year-to-date basis, up 19% from $39.2 million for the six months ended June 30, 2024. Our three and six months ended results benefited from higher management fees from higher average AUM on positive market value appreciation and inflows to our precious metals physical trusts, partially offset by lower net commissions due to last year's physical copper trust IPO and higher ATM activity in our physical uranium trust.

14

Managed equities

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Management fees	8,177	7,213	15,487	13,846
Fund expense recoveries	(327)	(260)	(606)	(491)
Fund expenses	(544)	(450)	(1,116)	(922)
Direct payouts	(1,313)	(989)	(2,480)	(1,951)
Carried interest and performance fees	14,799	698	14,799	698
Carried interest and performance fee payouts	(1,296)	(251)	(1,296)	(251)
Net fees	19,496	5,961	24,788	10,929

Finance income	54	45	103	80
Co-investment income	—	37	—	37
Less: Carried interest and performance fees (net of payouts)	(13,503)	(447)	(13,503)	(447)
Total net revenues	6,047	5,596	11,388	10,599
Add: Carried interest and performance fees (net of payouts)	13,503	447	13,503	447
Gain (loss) on investments	2,184	813	3,609	1,917
Fund expenses (1)	544	450	1,116	922
Direct payouts (2)	2,609	1,240	3,776	2,202
Fund expense recoveries	327	260	606	491
Total revenues	25,214	8,806	33,998	16,578

Net compensation	3,751	3,515	7,395	6,634
Fund expenses (1)	544	450	1,116	922
Direct payouts (2)	2,609	1,240	3,776	2,202
Severance, new hire accruals and other	30	—	82	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	1,597	—	1,629	—
SG&A	1,056	1,212	1,946	2,520
Interest expense	64	151	129	428
Depreciation and amortization	101	93	196	187
Foreign exchange (gain) loss	1,882	(29)	2,000	(114)
Total expenses	11,634	6,632	18,269	12,779

Income before income taxes	13,580	2,174	15,729	3,799
Adjusted EBITDA (4)	2,382	1,821	4,275	3,070
Adjusted EBITDA margin	39%	33%	38%	29%

Total AUM (5)	3,883,071	2,961,613	3,883,071	2,961,613
Average AUM (5)	3,676,156	3,009,256	3,409,486	2,885,823
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(5) Prior period figures have been reclassified to conform with current presentation.
3 and 6 months ended
Income before income taxes was $13.6 million for the quarter, up from $2.2 million for the quarter ended June 30, 2024 and was $15.7 million on a year-to-date basis, up from $3.8 million for the six months ended June 30, 2024. Adjusted EBITDA was $2.4 million for the quarter, up 31% from $1.8 million for the quarter ended June 30, 2024 and was $4.3 million on a year-to-date basis, up 39% from $3.1 million for the six months ended June 30, 2024. Our three and six months ended results benefited from higher management fees resulting from higher average AUM on market value appreciation across the majority of our funds in this segment. Our income before income taxes also benefited from carried interest crystallization on the wind down of a legacy fixed-term exploration LP and performance fee crystallization in an active mining equities fund.

15

Private strategies

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Management fees	4,347	4,561	8,993	10,158
Fund expenses	(122)	(100)	(176)	(105)
Direct payouts	(396)	(419)	(831)	(918)
Carried interest and performance fees	8	—	8	—
Carried interest and performance fee payouts	(2)	—	(2)	—
Net fees	3,835	4,042	7,992	9,135

Finance income	768	3,817	1,758	5,406
Less: Carried interest and performance fees (net of payouts)	(6)	—	(6)	—
Total net revenues	4,597	7,859	9,744	14,541
Add: Carried interest and performance fees (net of payouts)	6	—	6	—
Gain (loss) on investments	740	550	407	823
Fund expenses (1)	122	100	176	105
Direct payouts (2)	398	419	833	918
Total revenues	5,863	8,928	11,166	16,387

Net compensation	2,105	3,243	4,382	5,959
Fund expenses (1)	122	100	176	105
Direct payouts (2)	398	419	833	918
SG&A	394	485	832	892
Interest expense	1	2	3	4
Depreciation and amortization	13	7	25	14
Foreign exchange (gain) loss	2,663	(454)	2,729	(1,349)
Total expenses	5,696	3,802	8,980	6,543

Income before income taxes	167	5,126	2,186	9,844
Adjusted EBITDA (3)	2,105	4,131	4,544	7,691
Adjusted EBITDA margin	46%	53%	47%	53%

Total AUM (4)	2,128,620	2,485,046	2,128,620	2,485,046
Average AUM (4)	2,172,623	2,585,756	2,236,016	2,616,531
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(4) Prior period figures have been reclassified to conform with current presentation.

3 and 6 months ended
Income before income taxes was $0.2 million for the quarter, down 97% from $5.1 million for the quarter ended June 30, 2024 and was $2.2 million on a year-to-date basis, down 78% from $9.8 million for the six months ended June 30, 2024. Adjusted EBITDA was $2.1 million for the quarter, down 49% from $4.1 million for the quarter ended June 30, 2024 and was $4.5 million on a year-to-date basis, down 41% from $7.7 million for the six months ended June 30, 2024. Our three and six months ended results were impacted by lower management fees due to lower commitment fee earning assets and lower finance income due to last year's syndication activity in the first half of the year. Income before income taxes was also impacted by FX losses in the period.

16

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Gain (loss) on investments	(11)	(143)	9	(303)
Finance income	314	23	590	36
Total revenues	303	(120)	599	(267)

Net compensation	6,666	5,511	12,998	11,145
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (2)	8,078	252	8,396	407
SG&A	982	1,116	2,261	2,024
Interest expense	174	190	342	387
Depreciation and amortization	483	432	882	847
Foreign exchange (gain) loss	(3,623)	742	(3,657)	1,991
Total expenses	12,760	8,243	21,222	16,801

Income (loss) before income taxes	(12,457)	(8,363)	(20,623)	(17,068)
Adjusted EBITDA (1)	(3,866)	(3,827)	(7,694)	(7,124)
(1) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(2) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.

3 and 6 months ended
•Net compensation was higher primarily due higher incentive compensation on increased net fee generation.

•Impact of market value fluctuation and graded vest amortization on cash settled equity plans was higher in the quarter and on a year-to-date basis primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period

•SG&A was lower in the quarter primarily due to lower technology costs and higher on a six months ended basis primarily due to increased professional services costs.

17

Dividends
The following dividends were declared by the Company during the six months ended June 30, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
Dividends declared in 2025 (1)			15,484
(1) Subsequent to quarter-end, on August 5, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended June 30, 2025. This dividend is payable on September 2, 2025 to shareholders of record at the close of business on August 18, 2025.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2024 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.52 for the quarter and $0.99 on a year-to-date basis compared to $0.53 and $0.98 in the prior periods, respectively. Diluted earnings per share was $0.52 for the quarter and $0.99 on a year-to-date basis compared to $0.51 and $0.96 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding (December 31, 2024 - 12,500) pursuant to our stock option plan with 0.8 years (December 31, 2024 - 1.4 years) remaining on their contractual life, all of which are exercisable.

18

Liquidity and capital resources
As at June 30, 2025, the Company had $75.1 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company had $71.5 million of co-investments (December 31, 2024 - $72.8 million) of which $30.6 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments).
As at June 30, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at June 30, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2025, the Company had $3.5 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.4 million due after 12 months (December 31, 2024 - $1.5 million).

19

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2024 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually. This annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

20

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company as determined at the transactional currency level.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $75.1 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company has $71.5 million of co-investments (December 31, 2024 - $72.8 million) of which $30.6 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

21

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plans ("AIP"s).
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at June 30, 2025. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the
Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at
www.sedarplus.com

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

22

Consolidated Financial Statements

Three and six months ended June 30, 2025

Interim condensed consolidated balance sheets (unaudited)

As at		Jun. 30	Dec. 31
(In thousands of U.S. dollars)		2025	2024

Assets
Current
Cash and cash equivalents		75,075	46,834
Fees receivable		11,637	15,393
Short-term investments	(Notes 3 & 10)	305	225
Other assets	(Note 5)	13,737	14,657
Income taxes recoverable		7,728	2,079
Total current assets		108,482	79,188

Co-investments	(Notes 4 & 10)	71,472	72,848
Other assets	(Notes 5 & 10)	31,514	27,279
Property and equipment, net		21,882	19,185
Intangible assets	(Note 8)	183,786	168,254
Goodwill	(Note 8)	19,149	19,149
Deferred income taxes		3,144	2,895
		330,947	309,610
Total assets		439,429	388,798

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		14,761	7,605
Compensation payable		24,698	11,829
Income taxes payable		3,358	10,844
Total current liabilities		42,817	30,278

Other accrued liabilities		36,979	22,958
Deferred income taxes		14,159	11,914
Total liabilities		93,955	65,150

Shareholders' equity
Capital stock	(Note 9)	449,575	450,127
Contributed surplus	(Note 9)	35,020	36,267
Deficit		(57,281)	(67,255)
Accumulated other comprehensive loss		(81,840)	(95,491)
Total shareholders' equity		345,474	323,648
Total liabilities and shareholders' equity		439,429	388,798

Commitments and provisions	(Note 14)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

24

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the six months ended

		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of U.S. dollars, except for per share amounts)		2025	2024	2025	2024

Revenues
Management fees		44,446	38,325	84,435	74,928
Carried interest and performance fees		14,807	698	14,807	698
Commissions		1,725	3,332	2,011	4,379
Finance income		1,213	4,084	2,615	5,894
Gain (loss) on investments	(Notes 3, 4 and 5)	2,703	1,133	4,237	2,942
Co-investment income	(Note 6)	280	416	431	690
Total revenues		65,174	47,988	108,536	89,531

Expenses
Compensation	(Note 9)	33,825	19,225	53,422	37,180
Fund expenses		3,478	4,100	5,989	6,646
Selling, general and administrative		4,825	5,040	8,952	9,213
Interest expense		286	715	566	1,545
Depreciation of property and equipment		637	568	1,178	1,119
Foreign exchange (gain) loss		3,263	122	3,817	290
Other (income) and expenses	(Note 7)	—	(580)	—	(580)
Total expenses		46,314	29,190	73,924	55,413

Income before income taxes for the period		18,860	18,798	34,612	34,118
Provision for income taxes		5,359	5,438	9,154	9,201
Net income for the period		13,501	13,360	25,458	24,917

Net income per share:
Basic	(Note 9)	0.52	0.53	0.99	0.98
Diluted	(Note 9)	0.52	0.51	0.99	0.96

Net income for the period		13,501	13,360	25,458	24,917

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		13,550	(2,432)	13,651	(8,311)
Total other comprehensive income (loss)		13,550	(2,432)	13,651	(8,311)
Comprehensive income (loss)		27,051	10,928	39,109	16,606

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

25

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 9)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 9)	(13,215)	(552)	—	—	—	(552)
Foreign currency translation gain (loss)		—	—	—	—	13,651	13,651
Stock-based compensation	(Note 9)	—	—	36	—	—	36
Dividends declared	(Note 11)	—	—	—	(15,484)	—	(15,484)
Net income		—	—	—	25,458	—	25,458
Balance, Jun. 30, 2025		25,801,644	449,575	35,020	(57,281)	(81,840)	345,474

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 9)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	(Note 9)	12,261	462	(1,382)	—	—	(920)
Foreign currency translation gain (loss)		—	—	—	—	(8,311)	(8,311)
Stock-based compensation	(Note 9)	—	—	8,327	—	—	8,327
Dividends declared		—	—	—	(12,932)	—	(12,932)
Net income		—	—	—	24,917	—	24,917
Balance, Jun. 30, 2024		25,396,091	434,263	42,226	(77,417)	(83,249)	315,823

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of cash flows (unaudited)

	For the six months ended

	Jun. 30	Jun. 30
(In thousands of U.S. dollars)	2025	2024

Operating activities
Net income for the period	25,458	24,917
Add (deduct) non-cash items:
(Gain) loss on investments	(4,237)	(2,942)
Stock-based compensation	36	8,327
Depreciation of property and equipment	1,178	1,119
Deferred income tax expense	1,419	1,627
Current income tax expense	7,735	7,574
Other items	(390)	(2,573)
Income taxes paid	(20,670)	(3,881)
Changes in:
Fees receivable	3,756	(1,070)
Other assets	1,914	(7,303)
Accounts payable, accrued liabilities and compensation payable	19,561	(4,763)
Cash provided by (used in) operating activities	35,760	21,032

Investing activities
Purchase of investments	(5,866)	(10,410)
Sale of investments	11,385	10,763
Purchase of property and equipment	(1,115)	(1,116)
Management contract consideration	—	(3,906)
Cash provided by (used in) investing activities	4,404	(4,669)

Financing activities
Acquisition of common shares for equity incentive plan	—	(963)
Acquisition of common shares under normal course issuer bid	(552)	—
Repayment of lease liabilities	(530)	(658)
Contributions from non-controlling interest	1,689	2,796
Advances from loan facility	—	6,440
Dividends paid	(15,484)	(12,932)
Cash provided by (used in) financing activities	(14,877)	(5,317)
Effect of foreign exchange on cash balances	2,954	(1,978)
Net increase (decrease) in cash and cash equivalents during the period	28,241	9,068
Cash and cash equivalents, beginning of the period	46,834	20,658
Cash and cash equivalents, end of the period	75,075	29,726
Cash and cash equivalents:
Cash	69,013	27,024
Short-term deposits	6,062	2,702
	75,075	29,726

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at June 30, 2025, specifically, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2024 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2025.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on August 5, 2025.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2024 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Jun. 30, 2025	Dec. 31, 2024

Public equities and share purchase warrants	FVTPL	305	225
Total short-term investments		305	225

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Jun. 30, 2025	Dec. 31, 2024

Co-investments in funds (1)	FVTPL	71,472	72,848
Total co-investments		71,472	72,848
(1) Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Jun. 30, 2025	Dec. 31, 2024

Assets attributable to non-controlling interest	17,526	13,934
Fund recoveries and investment receivables	9,182	10,071
Advance on unrealized carried interest	8,009	7,750
Private holdings (1)	4,540	4,371
Prepaid expenses	2,955	4,158
Other (2)	3,039	1,652
Total other assets	45,251	41,936
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Jun. 30, 2025	Dec. 31, 2024

Assets	17,526	13,934
Liabilities - current (1)	(1,993)	(90)
Liabilities - long-term (1)	(15,533)	(13,844)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
6 Co-investment income

	For the three months ended		For the six months ended
	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Co-investment income	280	416	431	690
Income attributable to non-controlling interest	1,048	205	1,806	336
Expense attributable to non-controlling interest	(1,048)	(205)	(1,806)	(336)
Total co-investment income	280	416	431	690

7 Other (income) and expenses

	For the three months ended		For the six months ended
	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Revaluation of contingent consideration	—	(580)	—	(580)
Total other (income) and expenses	—	(580)	—	(580)

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
8 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Additions (1)	—	6,468	6,468
Net exchange differences	—	9,064	9,064
At Jun. 30, 2025	132,251	183,786	316,037

Impairment
At Dec. 31, 2023	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the period	—	—	—
At Jun. 30, 2025	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2024	19,149	168,254	187,403
At Jun. 30, 2025	19,149	183,786	202,935
(1) See "Indefinite life fund management contracts" on page 34 for more details

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
Goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at June 30, 2025, the Company had allocated $19.1 million (December 31, 2024 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at June 30, 2025, the Company had indefinite life intangibles related to fund management contracts of $183.8 million (December 31, 2024 - $168.3 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the year was related to the remeasurement of a provision related to a historical acquisition.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at June 30, 2025.

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
9 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(13,215)	(552)
At Jun. 30, 2025	25,801,644	449,575
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	36
At Jun. 30, 2025	35,020

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
Equity incentive plans
In the first quarter of the year, the Company implemented a cash-settled restricted stock unit ("RSU") plan to replace the existing equity-settled plans for Canadian and U.S. employees. Under the new plan, employees are granted cash-settled RSUs. On each vest date, assuming the vesting criteria is met, the cash value of the RSUs will be paid out to employees. The Company granted nil cash-settled RSUs during the three months ended June 30, 2025 (three months ended June 30, 2024 - nil) and 976,550 cash-settled RSUs during the six months ended June 30, 2025 (six months ended June 30, 2024 - nil). These cash-settled RSUs will vest over a period of up to three years and are expensed on a graded vesting basis.
Under the Company's legacy equity plans, as of June 30, 2025, there were nil unvested shares held in the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust") (December 31, 2024 - nil). There were no equity-settled RSUs granted during the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - nil). There are 12,500 options outstanding (December 31, 2024 - 12,500) with a weighted average exercise price of CAD$27.30 and 0.8 years (December 31, 2024 - 1.4 years) remaining on their contractual life.
The company recorded stock-based compensation of $18.6 million during the three months ended June 30, 2025 (three months ended June 30, 2024 - $4.3 million) and $24.8 million during the six months ended June 30, 2025 (six months ended June 30, 2024 - $9 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the six months ended
	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024

Numerator (in thousands $):
Net income - basic and diluted	13,501	13,360	25,458	24,917

Denominator (number of shares in thousands):
Weighted average number of common shares	25,802	25,863	25,806	25,863
Weighted average number of unvested shares in the Trust	—	(467)	—	(461)
Weighted average number of common shares - basic	25,802	25,396	25,806	25,402
Weighted average number of dilutive stock options	13	13	13	13
Weighted average number of unvested shares under equity incentive plan	5	630	5	624
Weighted average number of common shares - diluted	25,820	26,039	25,824	26,039

Net income per common share
Basic	0.52	0.53	0.99	0.98
Diluted	0.52	0.51	0.99	0.96

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at June 30, 2025 and 2024, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
10     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2025 and December 31, 2024 (in thousands $).

Short-term investments

Jun. 30, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	253	42	10	305
Total recurring fair value measurements	253	42	10	305

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Co-investments

Jun. 30, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	10,623	60,849	—	71,472
Total recurring fair value measurements	10,623	60,849	—	71,472

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
Other assets

Jun. 30, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,540	4,540
Assets attributable to non-controlling interest	—	17,526	—	17,526
Total recurring fair value measurements	—	17,526	4,540	22,066

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Jun. 30, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2025
Share purchase warrants	6	—	—	4	10
Total	6	—	—	4	10

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
Other assets

	Changes in the fair value of Level 3 measurements - Jun. 30, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2025
Private holdings	4,371	—	—	169	4,540
Total	4,371	—	—	169	4,540

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

During the six months ended June 30, 2025, the Company transferred public equities of $nil (December 31, 2024 - $nil) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2024 - $0.2 million).
Included in compensation payable and other accrued liabilities are liabilities related to the cash-settled RSUs of $21.9 million (December 31, 2024 - $nil) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable excluding the above mentioned RSUs represent a reasonable approximation of fair value.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
11     Dividends
The following dividends were declared by the Company during the six months ended June 30, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
Dividends declared in 2025 (1)			15,484
(1) Subsequent to quarter-end, on August 5, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended June 30, 2025. This dividend is payable on September 2, 2025 to shareholders of record at the close of business on August 18, 2025.

12     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, revaluation of contingent considerations, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended June 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	33,766	25,214	5,863	303	28	65,174
Total expenses	15,830	11,634	5,696	12,760	394	46,314
Income (loss) before income taxes	17,936	13,580	167	(12,457)	(366)	18,860
Adjusted EBITDA	24,881	2,382	2,105	(3,866)	(49)	25,453

For the three months ended June 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	31,290	8,806	8,928	(120)	(916)	47,988
Total expenses	9,636	6,632	3,802	8,243	877	29,190
Income (loss) before income taxes	21,654	2,174	5,126	(8,363)	(1,793)	18,798
Adjusted EBITDA	20,524	1,821	4,131	(3,827)	(274)	22,375

For the six months ended June 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	62,909	33,998	11,166	599	(136)	108,536
Total expenses	24,424	18,269	8,980	21,222	1,029	73,924
Income (loss) before income taxes	38,485	15,729	2,186	(20,623)	(1,165)	34,612
Adjusted EBITDA	46,536	4,275	4,544	(7,694)	(307)	47,354

For the six months ended June 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	57,510	16,578	16,387	(267)	(677)	89,531
Total expenses	17,331	12,779	6,543	16,801	1,959	55,413
Income (loss) before income taxes	40,179	3,799	9,844	(17,068)	(2,636)	34,118
Adjusted EBITDA	39,224	3,070	7,691	(7,124)	(735)	42,126

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2025 and 2024
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024
Canada	43,110	42,046	79,981	80,318
United States	22,064	5,942	28,555	9,213
	65,174	47,988	108,536	89,531

13     Loan facility
As at June 30, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at June 30, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

14     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2025, the Company had $3.5 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.4 million due after 12 months (December 31, 2024 - $1.5 million).

43